SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXTRA SPACE STORAGE INC.

EXTRA SPACE STORAGE LP

(Names of Subject Companies)

Extra Space Storage LP, as Issuer, and Extra Space Storage Inc., as Guarantor

(Names of Filing Persons (identifying status as offeror, issuer or other person))

3.625% Exchangeable Senior Notes due 2027
(Title of Class of Securities)

30225VAA5
(CUSIP Number of Class of Securities)

Spencer F. Kirk

Chairman and Chief Executive Officer

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121

(801) 365-4600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Craig M. Garner, Esq.

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400
San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$87,663,000.00	$10,046.18

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3.625% Exchangeable Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of February 29, 2012, there was $87,663,000.00 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $87,663,000.00.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐  Third-party tender offer subject to Rule 14d-1.

☒         Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of March 27, 2007 (the “Indenture”), by and among Extra Space Storage LP, a Delaware limited partnership, as issuer (the “Company”), Extra Space Storage Inc., a Maryland corporation, as guarantor (the “Guarantor”), and Wells Fargo Bank, N.A., as trustee and paying agent (the “Trustee”), relating to the Company’s 3.625% Exchangeable Senior Notes due 2027 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company and the Guarantor with respect to the right of each holder (the “Holder”) of the Notes to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Company’s Issuer Repurchase Notice to Holders of 3.625% Exchangeable Senior Notes due 2027, dated March 1, 2012, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing condition and (iii) the Put Option applies to all outstanding Notes.

Item 11.  Additional Information.

Not applicable.

Item 12.  Exhibits.

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.625% Exchangeable Senior Notes due 2027, dated March 1, 2012, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated March 1, 2012.

(b)(1)	Revolving Line of Credit Agreement between Extra Space Properties Thirty LLC as Borrower and Bank of America, N.A. as Lender, dated February 13, 2009.(1)

(b)(2)	First Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated April 9, 2009.(2)

(b)(3)	Second Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated May 4, 2009.(2)

(b)(4)	Third Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated August 27, 2010.(2)

(b)(5)	Fourth Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated October 19, 2011.(2)

(d)(1)	Indenture, dated March 27, 2007, among Extra Space Storage LP, Extra Space Storage Inc. and Wells Fargo Bank, N.A., as trustee, including the form of 3.625% Exchangeable Senior Notes due 2027.(3)

(g)	None.

(h)	None.

(1)     Incorporated herein by reference to Extra Space Storage Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2010.

(2)     Incorporated herein by reference to Extra Space Storage Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2012.

(3)     Incorporated herein by reference to Extra Space Storage Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2007.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

 SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2012	EXTRA SPACE STORAGE INC.

	By:	/s/ Charles L. Allen
	Name:	Charles L. Allen
	Title:	Executive Vice President, Chief Legal Officer and Secretary

EXTRA SPACE STORAGE LP

	By:	ESS Holdings Business Trust I,
its General Partner

	By:	/s/ Charles L. Allen
	Name:	Charles L. Allen
	Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.625% Exchangeable Senior Notes due 2027, dated March 1, 2012, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated March 1, 2012.

(b)(1)	Revolving Line of Credit Agreement between Extra Space Properties Thirty LLC as Borrower and Bank of America, N.A. as Lender, dated February 13, 2009.(1)

(b)(2)	First Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated April 9, 2009.(2)

(b)(3)	Second Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated May 4, 2009.(2)

(b)(4)	Third Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated August 27, 2010.(2)

(b)(5)	Fourth Loan and Note Modification Agreement between Extra Space Properties Thirty LLC and Bank of America, N.A., dated October 19, 2011.(2)

(d)(1)	Indenture, dated March 27, 2007, among Extra Space Storage LP, Extra Space Storage Inc. and Wells Fargo Bank, N.A., as trustee, including the form of 3.625% Exchangeable Senior Notes due 2027.(1)

(g)	None.

(h)	None.

(1)  Incorporated herein by reference to Extra Space Storage Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2010.

(2)  Incorporated herein by reference to Extra Space Storage Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2012.

(3)  Incorporated herein by reference to Extra Space Storage Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2007.